SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

Telephone: (212) 574-1598

Facsimile: (212) 480-8421

June 7, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Centre Funds (the "Trust") (File No. 811-22545)

Dear Sir or Madam:

Attached herewith is the Registration Statement of the Trust on Form N-14 (the "Registration Statement") in connection with the proposed acquisition by Centre Global Infrastructure Fund (the "Acquiring Fund"), a series of the Trust, of all of the assets and all of the liabilities of Centre Active U.S. Tax Exempt Fund (the "Acquired Fund"), another series of the Trust, pursuant to the terms and conditions of an Agreement and Plan of Reorganization (the "Plan") among (i) the Trust, on behalf of the Acquired Fund; (ii) the Trust, on behalf of the Acquiring Fund; and (iii) Centre Asset Management, LLC, the investment adviser to each of the Acquiring Fund and the Acquired Fund.

This Registration Statement is filed pursuant to Rule 488 under the Securities Act of 1933.

If you have any questions regarding the filing, please contact the undersigned at 212-574-1598 or Anna Weigand of this office at 202-737-8833.

Sincerely,

/s/ Keri E. Riemer

cc: James A. Abate